Filed Pursuant to Rule 253(g)(2)

File No. 024-12523

Arrived Homes 5, LLC

SUPPLEMENT NO. 2 DATED April 28, 2026
TO THE OFFERING CIRCULAR DATED January 9, 2026

This document supplements, and should be read in conjunction with, the offering circular of Arrived Homes 5, LLC ("we", "our" or "us"), dated January 9, 2026, as previously supplemented, and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value ("NAV") Per Interest for each series as of April 25, 2026.

Net Asset Value as of April 25, 2026

As of April 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about July 25, 2026.

Series	NAV Per Interest
Clark	$9.88
Goldfinger	$9.40
Lois	$9.87
Pumpkin	$10.01
Sambino	$9.74

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Clark	Goldfinger	Lois	Pumpkin	Sambino
ASSETS
Current assets:
Cash	$9,981	$30,983	$12,648	$21,732	$11,855
Other receivables	-	-	-	-	-
Prepaid expenses	-	-	-	-	-
Deposits	5,273	5,819	6,601	5,803	6,736
Property and equipment, net	311,133	532,892	316,120	320,304	293,766
Total assets	$326,387	$569,693	$335,370	$347,838	$312,357

LIABILITIES
Current liabilities:
Accrued expenses	$5,675	$3,599	$5,675	$2,329	$1,577
Accounts payable	-	-	-	-	-
Due to (from) related parties	3,388	4,756	3,986	5,709	4,955
Tenant deposits	2,095	2,495	2,695	2,545	2,645
Note payable, related party	-	-	-	-	-
Mortgage payables	-	-	-	-	-
Total liabilities	$11,159	$10,850	$12,356	$10,582	$9,177

MEMBERS' EQUITY (DEFICIT)
Members' capital	345,984	584,076	335,348	344,532	318,257
Accumulated deficit	(30,756)	(25,233)	(12,334)	(7,276)	(15,078)
Total members' equity (deficit)	$315,229	$558,843	$323,013	$337,256	$303,179
Total liabilities and members' equity (deficit)	$326,387	$569,693	$335,370	$347,838	$312,357

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	315,229	558,843	323,013	337,256	303,179
Net adjustments to fair value	62,485	42,488	54,184	51,505	46,242
TOTAL NET ASSETS	$377,714	$601,331	$377,197	$388,762	$349,421
NET ASSET VALUE PER INTEREST	$9.88	$9.40	$9.87	$10.01	$9.74

[1] Estimated Balance Sheet as of March 31, 2026.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our interests; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.